UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-14760

RAIT Financial Trust

(Exact name of registrant as specified in its charter)

130 West 42nd Street, 17th Floor

New York, New York 10036

(212) 716-1491

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest

7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest

8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest

8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest

7.625% Senior Notes Due 2024

7.125% Senior Notes Due 2019

Unissued securities registered under Registration Statement on Form S-3 (File No. 333-217776)

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*

As previously disclosed, on August 30, 2019, RAIT Financial Trust (“RAIT”) and its affiliates RAIT Funding LLC, RAIT General, Inc., RAIT Limited, Inc., Taberna Realty Finance Trust, RAIT JV TRS, LLC, and RAIT JV TRS Sub, LLC (together, the “Debtors”) filed voluntary bankruptcy cases (the “Chapter 11 Cases”) under chapter 11, Title 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Chapter 11 Cases are jointly administered under the caption In re: RAIT Funding, LLC, a Delaware limited liability company, et. al. On October 14, 2019, the Debtors filed the Disclosure Statement for the Debtors’ Joint Chapter 11 Plan (as amended, supplemented or modified from time to time, the “Disclosure Statement”). On December 17, 2019, the Bankruptcy Court entered the Order Granting Debtors’ Motion for Entry of an Order (I) Approving the Disclosure Statement, (II) Establishing Procedures for the Solicitation and Tabulation of Votes to Accept or Reject the Plan, (III) Approving Forms of Notices and Ballots, (IV) Establishing Notice and Objection Procedures in Respect Thereof, (V) Setting Confirmation Hearing and Related Deadlines, and (VI) Granting Related Relief (the “Disclosure Statement Order”) approving the Disclosure Statement as containing adequate information with respect to the Debtors’ Joint Chapter 11 Plan in accordance with section 1125 of the Bankruptcy Code. The Disclosure Statement Order established December 13, 2019 as the record date for determining the holders of claims in the voting classes who would be entitled to vote to accept or reject the Debtors’ Joint Chapter 11 Plan, and January 17, 2020, at 4:00 p.m. (prevailing Eastern Time) as the deadline by which ballots accepting or rejecting the Debtors’ Joint Chapter 11 Plan must be received, unless otherwise agreed by the Debtors in the exercise of their discretion under the Bankruptcy Court-approved solicitation procedures. On January 10, 2020, the Debtors filed the Notice of Filing Plan Supplement (the “Plan Supplement”). The Plan Supplement includes the schedules of contracts to be assumed and rejected as well as a list of the causes of action retained pursuant to the Debtors’ Joint Chapter 11 Plan. On January 30, 2020 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ Joint Chapter 11 Plan filed with the Bankruptcy Court on December 17, 2019, as supplemented by the Plan Supplement and as modified as set forth in the Confirmation Order (together, the “Plan”). The Plan provides that the effective date of the Plan will be the first business day after the Confirmation Date on which all conditions precedent to the effectiveness of the Plan have been satisfied or waived, including the Confirmation Order becoming a final, non-appealable order.

On March 27, 2020 (the “Effective Date”), (i) RAIT filed the Notice of (A) Entry of Findings of Fact, Conclusions of Law, and Order Confirming Chapter 11 Plan of Liquidation, (B) Effective Date, and (C) Related Bar Dates, (ii) the Plan became effective, and (iii) pursuant to the Plan, all of the Company’s outstanding securities (the “Securities”) were cancelled and extinguished.

This Form 15 is intended to terminate and/or suspend all filing obligations under Section 12(g) and/or Section 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the Securities.

Pursuant to the requirements of the Securities Exchange Act of 1934, RAIT Financial Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RAIT Financial Trust

DATE:	March 27, 2020	By:	/s/ Lyle Bauck
Name: Lyle Bauck
Title: Plan Administrator